Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades Announces Results for the

Fourth Quarter and Full Year 2018;

Record Adjusted OIBD for the Year

Kingsey Falls, Quebec, February 28, 2019 - Cascades Inc. (TSX: CAS) reports its unaudited financial results for the three-month period and the fiscal year ended December 31, 2018.

Q4 2018 Highlights

•	Sales of $1,196 million (compared to $1,175 million in Q3 2018 (+2%) and $1,082 million in Q4 2017 (+11%))
•	As reported (including specific items)
◦	Operating loss of $33 million (compared to operating income of $78 million in Q3 2018 (-142%) and $45 million in Q4 2017 (-173%))
◦	OIBD[1] of $37 million (compared to $139 million in Q3 2018 (-73%) and $104 million in Q4 2017 (-64%))
◦	Net loss per share of $0.69 (compared to net earnings of $0.38 in Q3 2018 and net earnings of $0.60 in Q4 2017)
•	Adjusted[2] (excluding specific items)
◦	Operating income of $43 million (compared to $76 million in Q3 2018 (-43%) and $46 million in Q4 2017 (-7%))
◦	OIBD of $113 million (compared to $137 million in Q3 2018 (-18%) and $105 million in Q4 2017 (+8%))
◦	Net earnings per share of $0.00 (compared to net earnings of $0.40 in Q3 2018 and net earnings of $0.14 in Q4 2017)
•	Impairment charge of $75 million ($0.60 per share net of income taxes) recorded on certain fixed assets in the Tissue Papers segment
•	Business acquisitions completed in European Boxboard and Specialty Products segments

2018 Annual Highlights

•	Sales of $4,649 million (compared to $4,321 million in 2017 (+8%))
•	As reported (including specific items)
◦	Operating income of $230 million (compared to $175 million in 2017 (+31%))
◦	OIBD of $474 million (compared to $390 million in 2017 (+22%))
◦	Net earnings per share of $0.62 (compared to net earnings of $5.35 in 2017)
•	Adjusted[2] (excluding specific items)
◦	Operating income of $245 million (compared to $178 million in 2017 (+38%))
◦	OIBD of $489 million (compared to $393 million in 2017 (+24%))
◦	Net earnings per share of $0.83 (compared to net earnings of $0.72 in 2017)
•	Authorized credit facility increased to incorporate a US$175 million seven-year term loan with no additional assets required as security
•	Net debt of $1,769 million as at December 31, 2018 (compared to $1,522 million as at December 31, 2017) and net debt to adjusted OIBD ratio[3] of 3.5x, down from 3.6x at year-end 2017.

1 OIBD = Operating income (loss) before depreciation and amortization.

2 For further details, please refer to the "Supplemental Information on non-IFRS Measures" section.

3 Pro-forma basis to include 2018 and 2017 business combinations on a LTM basis.

Mr. Mario Plourde, President and Chief Executive Officer, commented: “Before commenting on the results, I would like to highlight the fact that Cascades is delivering record annual performance in terms of adjusted OIBD and Health & Safety. I also would like to take this opportunity to thank all of our employees, customers, business partners and stakeholders for their ongoing contribution and support.

Containerboard Packaging results point to continued solid fundamentals in the fourth quarter, with sequential performance reflecting customary seasonal changes in sales mix and volumes in the last three months of the year, in addition to scheduled downtime for maintenance and to complete capital projects. European Boxboard, via our equity position in Reno de Medici S.p.A., generated good results during the period driven by a higher average selling price, lower raw material prices, and the acquisition of Barcelona Cartonboard SAU at the end of October. The Specialty Products segment generated lower results in the last three months of the year, reflecting a lower contribution from the recovery sub-segment.

As previously disclosed, fourth quarter performance of the Tissue operations were well below expectations. The results of this segment were negatively impacted by the continued challenging industry and operational conditions, in addition to several non-recurring events that led to higher logistics costs within the platform and higher gas costs for operations on the West Coast. Operational difficulties at the St. Helens tissue mill in Oregon also negatively affected performance during the last three months of the year, with these issues leading to inefficiencies at the Scappoose converting facility that it supplies. The Corporation reviewed the recoverable value of its assets and recorded an impairment charge of $75 million on certain U.S. assets. Management has developed an action plan that it is implementing to successfully redress profitability in this group.

On the strategic front, we completed several important investments during the fourth quarter. In late October, the European Boxboard segment finalized the acquisition of Barcelona Cartonboard SAU. Subsequently, in late November, we communicated details about an important investment in the Wagram, N.C. tissue converting facility as part of our capital expenditure plan. The project involves the installation of new state-of-the-art converting lines and the modernization of several existing lines, with commissioning expected to begin in the second quarter of 2019 and finalized in the first half of 2020. In early December, we announced the acquisition of U.S. moulded pulp assets, which will double production capacity of ecological packaging manufactured in moulded pulp in the Specialty Products segment, and support the ongoing development of the Consumer Products sub-segment. Strategically, this acquisition improves our positioning in the fresh protein and food service packaging markets, and given that these products are recycled, recyclable, compostable and biodegradable, it is fully aligned with our circular economy market approach. Finally, the Company increased its authorized credit facility to incorporate a seven-year term loan at the end of December. The facility increases financial flexibility, reduces interest costs, and provides access to available funding over a longer timeframe."

Financial Summary

Selected consolidated information

(in millions of Canadian dollars, except amounts per share) (unaudited)	2018	2017	Q4 2018	Q3 2018	Q4 2017

Sales	4,649	4,321	1,196	1,175	1,082
As Reported
Operating income before depreciation and amortization (OIBD)[1]	474	390	37	139	104
Operating income (loss)	230	175	(33)	78	45
Net earnings (loss)	59	507	(65)	36	57
per share	$0.62	$5.35	$(0.69)	$0.38	$0.60
Adjusted[1]
Operating income before depreciation and amortization (OIBD)	489	393	113	137	105
Operating income	245	178	43	76	46
Net earnings	79	68	—	38	13
per share	$0.83	$0.72	—	$0.40	$0.14
Margin (OIBD)	10.5%	9.1%	9.4%	11.7%	9.7%

1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Segmented OIBD as reported

(in millions of Canadian dollars) (unaudited)	2018	2017	Q4 2018	Q3 2018	Q4 2017

Packaging Products
Containerboard	470	238	111	116	73
Boxboard Europe	97	67	20	19	19
Specialty Products	46	67	15	15	14

Tissue Papers	(58)	90	(83)	5	12

Corporate Activities	(81)	(72)	(26)	(16)	(14)
Operating income (loss) as reported	474	390	37	139	104

Segmented adjusted OIBD1

(in millions of Canadian dollars) (unaudited)	2018	2017	Q4 2018	Q3 2018	Q4 2017

Packaging Products
Containerboard	410	247	111	117	74
Boxboard Europe	97	68	20	19	19
Specialty Products	40	67	10	14	14

Tissue Papers	17	94	(8)	5	12

Corporate Activities	(75)	(83)	(20)	(18)	(14)
Adjusted OIBD	489	393	113	137	105

1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Analysis of results for the three-month period ended December 31, 2018 (compared to the same period last year)

Sales of $1,196 million increased by $114 million, or 11%, compared to the same period last year. This was driven by a 13% increase in the Tissue segment reflecting volume improvements, and a more favourable sales mix, exchange rate and average selling price during the period. A 7% increase in the Containerboard Packaging group similarly benefited sales, and was driven by higher selling prices and the acquisition of converting facilities in Ontario at the end of 2017. Sales generated by the European Boxboard segment were up by 16% compared to the prior year, reflecting higher shipments, acquisitions in the last twelve months, and a more favourable Canadian dollar - euro exchange rate. Finally, fourth quarter sales in the Specialty Products segment improved 7% from prior year levels, as the benefits of the recent acquisition and slight improvements in selling price and sales mix were slightly offset by lower sales in recovery activities following the year-over-year decrease in brown recycled fibres prices.

The Corporation generated an operating income before depreciation and amortization (OIBD) of $37 million in the fourth quarter of 2018. This compared to the $104 million generated in the comparable period last year. In addition to the $75 million impairment charge recorded in the Tissue segment during the period, the variance reflects higher production costs in all segments, higher energy costs in European Boxboard and Tissue, slightly lower volume in both Containerboard and Boxboard Europe (excluding acquisitions), and a lower contribution from recovery operations within the Specialty Products segment related to changes in raw material pricing. These were offset by improvements generated from higher selling prices and more favourable sales mix in all business segments, and business acquisitions in the last twelve months. Operating income before depreciation and amortization similarly benefited from favourable raw material prices on a net basis, as the beneficial impact of lower OCC pricing on Containerboard results outweighed the significant consequence of higher year-over-year white recycled fibre and pulp pricing on Tissue segment results.

On an adjusted basis1, fourth quarter OIBD stood at $113 million, versus $105 million in the prior year.

The specific items, before income taxes, that impacted our fourth quarter 2018 OIBD were:

•	a $75 million impairment charge related to revaluation of certain assets in our Tissue papers segment (OIBD and net loss)
•	a $8 million foreign exchange loss on long-term debt and financial instruments (net loss)
•	a $4 million unrealized loss on financial instruments (OIBD and net loss)
•	a $3 million gain on other items (OIBD and net loss)

For the three-month period ended December 31, 2018, the Corporation posted a net loss of $65 million, or $0.69 per share, compared to net earnings of $57 million, or $0.60 per share in the same period of 2017. On an adjusted basis1, the Corporation generated break even net earnings in the fourth quarter of 2018, or $0.00 per share, compared to net earnings of $13 million, or $0.14 per share, in the same period of 2017.

1 For further details, please refer to the "Supplemental Information on non-IFRS Measures" section.

Near-Term and Strategic Outlook

Commenting short-term expectations, Mr. Plourde commented: “We expect stable near-term performance from the Containerboard segment, with lower raw material pricing providing some counterbalance to seasonally softer demand levels and a slight decrease in medium selling prices. Given the sound economic metrics in North America, our near-term outlook for this segment remains positive. The outlook for Tissue is not as robust in the near-term. While recent decreases in raw material pricing and the continued implementation of announced price increases in some product sub-segments are positive for this business, any resulting benefits are being counterbalanced by difficult industry-wide market dynamics and operational challenges at our St-Helens mill, in Oregon. As such, we expect financial performance will remain under pressure. Management is focused on the resolution of these issues, and is currently implementing the actions required - in addition to the modernization efforts already underway - to successfully realign the tissue segment's operational performance with targeted profitability levels. In Europe, in addition to acquisitions completed in 2018, macro-economic and political factors support a moderately positive near term outlook. Specifically, demand softness is expected to be counterbalanced by favourable raw material pricing, expectations of slightly lower energy costs, and the implementation of price increases in virgin boxboard, offset by pricing pressure in the recycled boxboard business.

On a broader company-wide scale, focus is centered on implementing the 2019 investment program, currently estimated to be $330 million to $400 million contingent on economic conditions, optimizing operational performance across all segments, and completing analysis of the Bear Island containerboard project in Virginia. Cascades' longer-term goals remain grounded on maximizing the financial and strategic returns generated by capital allocation decisions, diligently managing balance sheet and leverage, and positioning business platforms for long term success and sustainable value creation."

Dividend on shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid on March 28, 2019, to shareholders of record at the close of business on March 13, 2019. This dividend is an “eligible dividend” as per the Income Tax Act (R.C.S. (1985), Canada). During the fourth quarter of 2018, Cascades purchased 110,400 shares for cancellation at a weighted average price of $11.00.

2018 Fourth Quarter and Annual Financial Results Conference Call Details

Management will discuss the 2018 fourth quarter and annual financial results during a conference call today at 8:30 a.m. EST. The call can be accessed by dialing 1-888-231-8191 (international dial-in 1-647-427-7450). The conference call, including the investor presentation, will be broadcast live on the Cascades website (www.cascades.com) under the "Investors" section. A replay of the call will be available on the Cascades website and may also be accessed by phone until March 28, 2019 by dialing 1-855-859-2056, access code 8236267.

Founded in 1964, Cascades offers sustainable, innovative and value-added packaging, hygiene and recovery solutions. The company employs 11,000 women and men across a network of over 90 facilities in North America and Europe. Driven by its participative management, half a century of experience in recycling, and continuous research and development efforts, Cascades continues to provide innovative products that customers have come to rely on, while contributing to the well-being of people, communities and the entire planet. Cascades' shares trade on the Toronto Stock Exchange under the ticker symbol CAS. Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation's Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	December 31, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	123	89
Accounts receivable	635	608
Current income tax assets	29	18
Inventories	605	523
Current portion of financial assets	10	9
Assets held for sale	—	13
	1,402	1,260
Long-term assets
Investments in associates and joint ventures	81	78
Property, plant and equipment	2,506	2,104
Intangible assets with finite useful life	211	212
Financial assets	20	23
Other assets	42	73
Deferred income tax assets	134	149
Goodwill and other intangible assets with indefinite useful life	555	528
	4,951	4,427
Liabilities and Equity
Current liabilities
Bank loans and advances	16	35
Trade and other payables	782	683
Current income tax liabilities	23	6
Current portion of long-term debt	55	59
Current portion of provisions for contingencies and charges	6	7
Current portion of financial liabilities and other liabilities	101	101
	983	891
Long-term liabilities
Long-term debt	1,821	1,517
Provisions for contingencies and charges	42	36
Financial liabilities	14	18
Other liabilities	202	178
Deferred income tax liabilities	201	186
	3,263	2,826
Equity attributable to Shareholders
Capital stock	490	492
Contributed surplus	16	16
Retained earnings	1,000	982
Accumulated other comprehensive income (loss)	2	(35)
	1,508	1,455
Non-controlling interests	180	146
Total equity	1,688	1,601
	4,951	4,427

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	2018	2017	2018	2017
Sales	1,196	1,082	4,649	4,321
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $244 million ($70 million in the fourth quarter); 2017 — $215 million ($59 million in the fourth quarter))	1,044	950	3,997	3,770
Selling and administrative expenses	109	93	410	378
Gain on acquisitions, disposals and others	(5)	—	(71)	(8)
Impairment charges and restructuring costs	77	(1)	77	17
Foreign exchange gain	—	(7)	(2)	(5)
Loss (gain) on derivative financial instruments	4	2	8	(6)
	1,229	1,037	4,419	4,146
Operating income (loss)	(33)	45	230	175
Financing expense	24	20	84	86
Interest expense on employee future benefits and other liabilities	5	4	15	11
Loss on repurchase of long-term debt	—	14	—	14
Foreign exchange loss (gain) on long-term debt and financial instruments	8	4	4	(23)
Fair value revaluation gain on investments	—	—	(5)	(315)
Share of results of associates and joint ventures	(4)	(3)	(11)	(39)
Earnings (loss) before income taxes	(66)	6	143	441
Provision for (recovery of) income taxes	(8)	(57)	49	(81)
Net earnings (loss) including non-controlling interests for the period	(58)	63	94	522
Net earnings attributable to non-controlling interests	7	6	35	15
Net earnings (loss) attributable to Shareholders for the period	(65)	57	59	507
Net earnings (loss) per share
Basic	$(0.69)	$0.60	$0.62	$5.35
Diluted	$(0.69)	$0.58	$0.58	$5.19
Weighted average basic number of common shares outstanding	94,173,071	94,744,841	94,570,924	94,680,598
Weighted average number of diluted common shares	96,161,127	97,569,209	96,933,681	97,598,900

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2018	2017	2018	2017
Net earnings (loss) including non-controlling interests for the period	(58)	63	94	522
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	72	13	96	(43)
Change in foreign currency translation related to net investment hedging activities	(43)	(12)	(58)	33
Cash flow hedges
Change in fair value of foreign exchange forward contracts	(1)	—	(2)	1
Change in fair value of interest rate swaps	—	—	1	—
Change in fair value of commodity derivative financial instruments	1	2	6	1
Equity investment	—	(1)	—	(1)
Share of other comprehensive income of associates	—	—	—	21
Recovery of (provision for) income taxes	1	2	2	(13)
	30	4	45	(1)
Items that are not released to earnings
Actuarial loss on employee future benefits	(29)	(16)	(16)	(13)
Recovery of income taxes	7	4	4	3
	(22)	(12)	(12)	(10)
Other comprehensive income (loss)	8	(8)	33	(11)
Comprehensive income (loss) including non-controlling interests for the period	(50)	55	127	511
Comprehensive income attributable to non-controlling interests for the period	17	9	45	18
Comprehensive income (loss) attributable to Shareholders for the period	(67)	46	82	493

CONSOLIDATED STATEMENTS OF EQUITY

	For the year ended December 31, 2018
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period	492	16	982	(35)	1,455	146	1,601
New IFRS adoption	—	—	(2)	2	—	—	—
Adjusted Balance - Beginning of period	492	16	980	(33)	1,455	146	1,601
Comprehensive income
Net earnings	—	—	59	—	59	35	94
Other comprehensive income (loss)	—	—	(12)	35	23	10	33
	—	—	47	35	82	45	127
Business combinations	—	—	—	—	—	5	5
Dividends	—	—	(15)	—	(15)	—	(15)
Stock options expense	—	1	—	—	1	—	1
Issuance of common shares upon exercise of stock options	6	(1)	—	—	5	—	5
Redemption of common shares	(8)	—	(12)	—	(20)	—	(20)
Capital contribution from a non-controlling interest	—	—	—	—	—	(1)	(1)
Dividends paid to non-controlling interests	—	—	—	—	—	(16)	(16)
Balance - End of period	490	16	1,000	2	1,508	180	1,688

	For the year ended December 31, 2017
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period	487	16	512	(31)	984	90	1,074
Comprehensive income (loss)
Net earnings	—	—	507	—	507	15	522
Other comprehensive income (loss)	—	—	(10)	(4)	(14)	3	(11)
	—	—	497	(4)	493	18	511
Business combinations	—	—	—	—	—	57	57
Dividends	—	—	(15)	—	(15)	—	(15)
Stock options expense	—	1	—	—	1	—	1
Issuance of common shares upon exercise of stock options	5	(1)	—	—	4	—	4
Partial disposal of a subsidiary to non-controlling interests	—	—	(1)	—	(1)	1	—
Acquisition of non-controlling interests	—	—	(11)	—	(11)	(15)	(26)
Dividends paid to non-controlling interests	—	—	—	—	—	(5)	(5)
Balance - End of period	492	16	982	(35)	1,455	146	1,601

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2018	2017	2018	2017
Operating activities
Net earnings (loss) attributable to Shareholders for the period	(65)	57	59	507
Adjustments for:
Financing expense and interest expense on employee future benefits and other liabilities	29	24	99	97
Loss on repurchase of long-term debt	—	14	—	14
Depreciation and amortization	70	59	244	215
Gain on acquisitions, disposals and others	(5)	—	(71)	(8)
Impairment charges and restructuring costs	77	(2)	77	11
Unrealized loss (gain) on derivative financial instruments	4	2	9	(8)
Foreign exchange loss (gain) on long-term debt and financial instruments	8	4	4	(23)
Provision for (recovery of) income taxes	(8)	(57)	49	(81)
Fair value revaluation gain on investments	—	—	(5)	(315)
Share of results of associates and joint ventures	(4)	(3)	(11)	(39)
Net earnings attributable to non-controlling interests	7	6	35	15
Net financing expense paid	(13)	(11)	(107)	(99)
Premium paid on long-term debt repurchase	—	(11)	—	(11)
Net income taxes paid	(7)	(4)	(11)	(10)
Dividends received	2	4	6	12
Employee future benefits and others	(6)	(5)	(16)	(17)
	89	77	361	260
Changes in non-cash working capital components	(4)	18	12	(87)
	85	95	373	173
Investing activities
Investments in associates and joint ventures	—	(1)	(2)	(17)
Payments for property, plant and equipment	(64)	(57)	(338)	(193)
Proceeds from disposals of property, plant and equipment	3	1	85	15
Change in intangible and other assets	(4)	(16)	(15)	256
Net cash acquired (paid) in business combinations	(103)	(25)	(100)	9
	(168)	(98)	(370)	70
Financing activities
Bank loans and advances	(6)	3	(22)	8
Change in credit facilities	94	194	109	114
Repurchase of unsecured senior notes	—	(257)	—	(257)
Increase in other long-term debt	1	—	66	11
Payments of other long-term debt	(19)	(18)	(81)	(47)
Settlement of derivative financial instruments	—	(3)	(1)	(12)
Issuance of common shares upon exercise of stock options	1	3	5	4
Redemption of common shares	(1)	—	(20)	—
Dividends paid to non-controlling interests and acquisition of non-controlling interests	(5)	(19)	(17)	(24)
Capital contribution from non-controlling interests	—	—	1	—
Dividends paid to the Corporation’s Shareholders	(4)	(4)	(15)	(15)
	61	(101)	25	(218)
Change in cash and cash equivalents during the year	(22)	(104)	28	25
Currency translation on cash and cash equivalents	6	1	6	2
Cash and cash equivalents - Beginning of year	139	192	89	62
Cash and cash equivalents - End of year	123	89	123	89

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (IFRS); however, the chief operating decision-maker (CODM) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2017.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe and Specialty Products (which constitutes the Corporation’s Packaging Products), and Tissue Papers.

	SALES
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2018	2017	2018	2017
Packaging Products
Containerboard	472	440	1,840	1,652
Boxboard Europe	245	212	933	838
Specialty Products	172	161	659	703
Intersegment sales	(21)	(24)	(89)	(105)
	868	789	3,343	3,088
Tissue Papers	340	301	1,352	1,268
Intersegment sales and Corporate Activities	(12)	(8)	(46)	(35)
	1,196	1,082	4,649	4,321

	OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2018	2017	2018	2017
Packaging Products
Containerboard	111	73	470	238
Boxboard Europe	20	19	97	67
Specialty Products	15	14	46	67
	146	106	613	372
Tissue Papers	(83)	12	(58)	90
Corporate Activities	(26)	(14)	(81)	(72)
Operating income before depreciation and amortization	37	104	474	390
Depreciation and amortization	(70)	(59)	(244)	(215)
Financing expense and interest expense on employee future benefits and other liabilities	(29)	(24)	(99)	(97)
Loss on repurchase of long-term debt	—	(14)	—	(14)
Foreign exchange gain (loss) on long-term debt and financial instruments	(8)	(4)	(4)	23
Fair value revaluation gain on investments	—	—	5	315
Share of results of associates and joint ventures	4	3	11	39
Earnings (loss) before income taxes	(66)	6	143	441

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2018	2017	2018	2017
Packaging Products
Containerboard	27	37	243	65
Boxboard Europe	12	7	35	27
Specialty Products	9	15	34	32
	48	59	312	124
Tissue Papers	31	11	88	64
Corporate Activities	4	8	17	19
Total acquisitions	83	78	417	207
Proceeds from disposals of property, plant and equipment	(3)	(1)	(85)	(15)
Capital lease acquisitions and included in other debts and liabilities	(2)	(4)	(70)	(11)
	78	73	262	181
Acquisitions for property, plant and equipment included in “Trade and other payables”
Beginning of period	20	11	28	25
End of period	(37)	(28)	(37)	(28)
Payments for property, plant and equipment net of proceeds from disposals	61	56	253	178

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

SPECIFIC ITEMS

The Corporation incurs some specific items that adversely or positively affect its operating results. We believe it is useful for readers to be aware of these items, as they provide additional information to measure performance, compare the Corporation's results between periods and assess operating results and liquidity, notwithstanding these specific items. Management believes these specific items are not necessarily reflective of the Corporation's underlying business operations in measuring and comparing its performance and analyzing future trends. Our definition of specific items may differ from those of other corporations, and some of them may arise in the future and may reduce the Corporation's available cash.

They include, but are not limited to, charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing and repurchase of long-term debt, some deferred tax asset provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual, non-cash or non-recurring nature.

RECONCILIATION OF NON-IFRS MEASURES

To provide more information for evaluating the Corporation's performance, the financial information included in this analysis contains certain data that are not performance measures under IFRS (“non-IFRS measures”), which are also calculated on an adjusted basis to exclude specific items. We believe that providing certain key performance measures and non-IFRS measures is useful to both management and investors as they provide additional information to measure the performance and financial position of the Corporation. It also increases the transparency and clarity of the financial information. The following non-IFRS measures are used in our financial disclosures:

•	Operating income before depreciation and amortization (OIBD): Used to assess operating performance and contribution of each segment when excluding depreciation & amortization. OIBD is widely used by investors as a measure of a corporation's ability to incur and service debt and as an evaluation metric.
•	Adjusted OIBD: Used to assess operating performance and contribution of each segment on a comparable basis.
•	Adjusted operating income: Used to assess operating performance of each segment on a comparable basis.
•	Adjusted net earnings: Used to assess the Corporation's consolidated financial performance on a comparable basis.

•	Adjusted free cash flow: Used to assess the Corporation's capacity to generate cash flows to meet financial obligation and/or discretionary items such as share repurchase, dividend increase and strategic investments.
•	Net debt to adjusted OIBD ratio: Used to measure the Corporation's credit performance and evaluate the financial leverage.
•	Net debt to adjusted OIBD ratio on a pro-forma basis: Used to measure the Corporation's credit performance and evaluate the financial leverage on a comparable basis including significant business acquisitions and excluding significant business disposals, if any.

Non-IFRS measures are mainly derived from the consolidated financial statements but do not have meanings prescribed by IFRS. These measures have limitations as an analytical tool, and should not be considered on their own or as a substitute for an analysis of our results as reported under IFRS. In addition, our definitions of non-IFRS measures may differ from those of other corporations. Any such modification or reformulation may be significant.

The reconciliation of operating income (loss) to OIBD, to adjusted operating income (loss) and to adjusted OIBD by business segment is as follows:

	Q4 2018
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	84	9	9	(100)	(35)	(33)
Depreciation and amortization	27	11	6	17	9	70
Operating income (loss) before depreciation and amortization	111	20	15	(83)	(26)	37
Specific items:
Gain on acquisitions, disposals and others	(1)	—	(4)	—	—	(5)
Impairment charges	—	—	—	75	—	75
Restructuring costs (gain)	3	—	(1)	—	—	2
Unrealized loss (gain) on financial instruments	(2)	—	—	—	6	4
	—	—	(5)	75	6	76
Adjusted operating income (loss) before depreciation and amortization	111	20	10	(8)	(20)	113
Adjusted operating income (loss)	84	9	4	(25)	(29)	43

	Q3 2018
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	94	10	9	(11)	(24)	78
Depreciation and amortization	22	9	6	16	8	61
Operating income (loss) before depreciation and amortization	116	19	15	5	(16)	139
Specific items :
Restructuring costs (gain)	1	—	(1)	—	—	—
Unrealized gain on derivative financial instruments	—	—	—	—	(2)	(2)
	1	—	(1)	—	(2)	(2)
Adjusted operating income (loss) before depreciation and amortization	117	19	14	5	(18)	137
Adjusted operating income (loss)	95	10	8	(11)	(26)	76

	Q4 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	51	11	9	(6)	(20)	45
Depreciation and amortization	22	8	5	18	6	59
Operating income (loss) before depreciation and amortization	73	19	14	12	(14)	104
Specific items:
Impairment reversals	—	—	—	—	(2)	(2)
Restructuring costs	—	—	—	—	1	1
Unrealized loss on financial instruments	1	—	—	—	1	2
	1	—	—	—	—	1
Adjusted operating income (loss) before depreciation and amortization	74	19	14	12	(14)	105
Adjusted operating income (loss)	51	11	9	(6)	(20)	45

Net earnings (loss), as per IFRS, is reconciled below with operating income (loss), adjusted operating income and adjusted operating income before depreciation and amortization:

(in millions of Canadian dollars) (unaudited)	2018	2017	Q4 2018	Q3 2018	Q4 2017

Net earnings (loss) attributable to Shareholders for the period	59	507	(65)	36	57
Net earnings attributable to non-controlling interests	35	15	7	7	6
Provision for (recovery of) income taxes	49	(81)	(8)	17	(57)
Fair value revaluation gain on investments	(5)	(315)	—	—	—
Share of results of associates and joint ventures	(11)	(39)	(4)	(3)	(3)
Foreign exchange loss (gain) on long-term debt and financial instruments	4	(23)	8	(3)	4
Financing expense, interest expense on employee future benefits and loss on repurchase of long-term debt	99	111	29	24	38
Operating income (loss)	230	175	(33)	78	45
Specific items:
Gain on acquisitions, disposals and others	(71)	(8)	(5)	—	—
Inventory adjustment resulting from business acquisition	—	2	—	—	—
Impairment charges (reversals)	75	11	75	—	(2)
Restructuring costs	2	6	2	—	1
Unrealized loss (gain) on derivative financial instruments	9	(8)	4	(2)	2
	15	3	76	(2)	1
Adjusted operating income	245	178	43	76	46
Depreciation and amortization	244	215	70	61	59
Adjusted operating income before depreciation and amortization	489	393	113	137	105

The following table reconciles net earnings (loss) and net earnings (loss) per share, as per IFRS, with adjusted net earnings (loss) and adjusted net earnings (loss) per share:

(in millions of Canadian dollars, except amounts per share) (unaudited)	NET EARNINGS (LOSS)					NET EARNINGS (LOSS) PER SHARE [1]
	2018	2017	Q4 2018	Q3 2018	Q4 2017	2018	2017	Q4 2018	Q3 2018	Q4 2017

As per IFRS	59	507	(65)	36	57	$0.62	$5.35	$(0.69)	$0.38	$0.60
Specific items:
Gain on acquisitions, disposals and others	(71)	(8)	(5)	—	—	$(0.55)	$(0.06)	$(0.04)	—	—
Inventory adjustment resulting from business acquisition	—	2	—	—	—	—	$0.01	—	—	—
Impairment charges (reversals)	75	11	75	—	(2)	$0.60	$0.08	$0.60	—	$(0.01)
Restructuring costs	2	6	2	—	1	$0.02	$0.05	$0.02	—	$0.01
Unrealized loss (gain) on derivative financial instruments	9	(8)	4	(2)	2	$0.07	$(0.07)	$0.03	$(0.02)	$0.01
Loss on repurchase of long-term debt	—	14	—	—	14	—	$0.10	—	—	$0.10
Unrealized gain on interest rate swaps	(1)	(2)	—	—	(2)	$(0.01)	$(0.01)	—	—	$(0.01)
Foreign exchange loss (gain) on long-term debt and financial instruments	4	(23)	8	(3)	4	$0.03	$(0.21)	$0.06	$(0.02)	$0.04
Fair value revaluation gain on investments	(5)	(315)	—	—	—	$(0.03)	$(3.85)	—	—	—
Share of results of associates and joint ventures	—	(18)	—	—	—	—	$(0.15)	—	—	—
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest[1]	7	(98)	(19)	7	(61)	$0.08	$(0.52)	$0.02	$0.06	$(0.60)
	20	(439)	65	2	(44)	$0.21	$(4.63)	$0.69	$0.02	$(0.46)
Adjusted	79	68	—	38	13	$0.83	$0.72	—	$0.40	$0.14

1	Specific amounts per share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interests. Per share amounts in line item ''Tax effect on specific items, other tax adjustments and attributable to non-controlling interests'' only include the effect of tax adjustments.

The following table reconciles cash flow from operating activities with operating income (loss) and operating income before depreciation and amortization:

(in millions of Canadian dollars) (unaudited)	2018	2017	Q4 2018	Q3 2018	Q4 2017
Cash flow from operating activities	373	173	85	134	95
Changes in non-cash working capital components	(12)	87	4	(42)	(18)
Depreciation and amortization	(244)	(215)	(70)	(61)	(59)
Net income taxes paid	11	10	7	6	4
Net financing expense paid	107	99	13	39	11
Premium paid on long-term debt repurchase	—	11	—	—	11
Gain on acquisitions, disposals and others	71	8	5	—	—
Impairment reversals (charges) and restructuring costs	(77)	(11)	(77)	—	2
Unrealized gain (loss) on derivative financial instruments	(9)	8	(4)	2	(2)
Dividend received, employee future benefits and others	10	5	4	—	1
Operating income (loss)	230	175	(33)	78	45
Depreciation and amortization	244	215	70	61	59
Operating income before depreciation and amortization	474	390	37	139	104

The following table reconciles cash flow from operating activities with cash flow from operating activities (excluding changes in non-cash working capital components) and adjusted cash flow from operating activities. It also reconciles adjusted cash flow from operating activities to adjusted free cash flow, which is also calculated on a per share basis:

(in millions of Canadian dollars, except amount per share or otherwise mentioned) (unaudited)	2018	2017	Q4 2018	Q3 2018	Q4 2017
Cash flow from operating activities	373	173	85	134	95
Changes in non-cash working capital components	(12)	87	4	(42)	(18)
Cash flow from operating activities (excluding changes in non-cash working capital components)	361	260	89	92	77
Specific items, net of current income taxes if applicable:
Restructuring costs	—	6	—	—	1
Premium paid on long-term debt repurchase	—	11	—	—	11
Adjusted cash flow from operating activities	361	277	89	92	89
Capital expenditures & other assets[1] and capital lease payments, net of disposals	(276)	(205)	(66)	(129)	(63)
Dividends paid to the Corporation's Shareholders and to non-controlling interests	(32)	(20)	(9)	(5)	(4)
Adjusted free cash flow	54	52	15	(42)	22
Adjusted free cash flow per share	$0.57	$0.56	$0.16	$(0.44)	$0.24
Weighted average basic number of shares outstanding	94,570,924	94,680,598	94,173,071	94,469,465	94,744,841

1 Excluding increase in investments

The following table reconciles total debt and net debt with the ratio of net debt to adjusted operating income before depreciation and amortization (adjusted OIBD):

(in millions of Canadian dollars)	December 31, 2018	September 30, 2018	December 31, 2017
Long-term debt	1,821	1,648	1,517
Current portion of long-term debt	55	44	59
Bank loans and advances	16	20	35
Total debt	1,892	1,712	1,611
Less: Cash and cash equivalents	123	139	89
Net debt	1,769	1,573	1,522
Adjusted OIBD (last twelve months)	489	481	393
Net debt / Adjusted OIBD ratio	3.6	3.3	3.9
Net debt / Adjusted OIBD ratio on a pro forma basis[1]	3.5	3.2	3.6

1 Pro-forma to include adjusted OIBD of 2017 and 2018 business acquisitions on a last twelve months basis.

For further information:

Media:	Source:
Hugo D'Amours	Allan Hogg
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